AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF UNIPRO FINANCIAL SERVICES, INC.

Unipro Financial Services, Inc., pursuant to Sections 607.1003, 607,1006 and 607.1007 of the Florida Revised Statutes, adopts this Amended and Restated Articles of Incorporation. The following Amended and Restated Articles of Incorporation requires shareholder approval and was adopted by unanimous consent of the Board of Directors pursuant to Section 607.0821 of the Florida Revised Statutes and by Consent of Majority Stockholders pursuant to Section 607.0704 of the Florida Revised Statutes. The number of shares approving this Amended and Restated Articles of Incorporation was sufficient for approval.

The following Amended and Restated Articles of Incorporation amends the original Articles of Incorporation in its entirety, as follows:

ARTICLE I

The name of the corporation is China Fire & Security Group, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Chapter 607 of the Florida Revised Statues.

ARTICLE III

This Corporation is authorized to issue SEVENTY MILLION (70,000,000) shares of Capital Stock consisting of two classes to be designated, respectively, preferred stock (“Preferred Stock”) and common stock (“Common Stock”). All reference to authorized shares contained below shall refer to post split shares.

The Corporation’s Capital Stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value. All Capital Stock of this Corporation shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock, once issued, shall be fully paid and nonassessable.

All shares of Capital Stock issued by this Corporation shall have one vote in every matter submitted to the Shareholders unless specifically stated to the contrary in any applicable certificate of designation. In its discretion, the Board of Directors may authorize the issuance of Shares of Convertible Preferred with voting rights commensurate with the number of shares of Common Stock that are issuable upon such conversion.

On September 5, 2006, the Corporations board of directors agreed a 5:1 reverse stock split to be effective on September 14, 2006 (the “Split Effective Date”), each 5 shares of common stock, par value $.0001 per share, of the Corporation issued and outstanding immediately prior to the Split Effective Date (the “Old Common Stock”) shall automatically without any action on part of the holder thereof, be reclassified and changed into one share of common stock, which the Corporation shall be authorized to issue immediately subsequent to the Split Effective Date (the “New Common Stock”). Each holder of a certificate or certificates which immediately prior to the Split Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Split Effective Date, be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. No fractional shares of New Common Stock of the Corporation shall be issued. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. Instead, any fractional share shall be rounded to the next whole share.

3.1 Common Stock. The total number of shares of Common Stock the Corporation shall have the authority to issue is 65,000,000, par value $0.001 per share.

3.2 Preferred Stock. The total number of shares of Preferred Stock that the Corporation shall have the authority to issue is 5,000,000, par value $0.001 per share. The Board of Directors of the Corporation is expressly authorized, subject to limitations prescribed by law and the provisions of this Article 3, to provide for the issuance of the shares of Preferred Stock from time to time in one or more series, and by filing a certificate pursuant to the Florida law, to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares as may be permitted by Florida laws.

3.2.1 SERIES A CONVERTIBLE PREFERRED STOCK DESIGNATION AND AMOUNT

         Two million (2,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series A Convertible Preferred Stock" with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations.

3.2.1.1. Fractional Shares.

Series A Convertible Preferred Stock may be issued in fractional shares.

3.2.1.2. Dividends.

Series A Convertible Preferred Stock shall be treated pari passu with Common Stock except that the dividend on each share of Series A Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of Common Stock multiplied by the Conversion Rate.

3.2.1.3. Liquidation, Dissolution, or Winding Up.

Series A Convertible Preferred Stock shall be treated pari passu with Common Stock except that the payment on each share of Series A Convertible Preferred Stock shall be equal to the amount of the payment on each share of Common Stock multiplied by the Conversion Rate. .

3.2.1.4. Voting.

The shares of Series A Convertible Preferred Stock shall vote on all matters as a class with the holders of Common Stock and each share of Series A Convertible Preferred Stock shall be entitled to the number of votes per share equal to the Conversion Rate.
3.2.1.5. Conversion Rate and Adjustments.

(a) Conversion Rate. The Conversion Rate shall be 32.5 shares of Common Stock (as adjusted pursuant to this Section 5) for each share of Series A Convertible Preferred Stock.

   (b) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series A Convertible Preferred Stock effect a subdivision of the outstanding Common Stock, the Conversion Rate then in effect immediately before that subdivision shall be proportionately increased. If the Corporation shall at any time or from time to time after the issuance of the Series A Convertible Preferred Stock combine the outstanding shares of Common Stock, the Conversion Rate then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation, or merger involving the Corporation in which the Common Stock (but not the Series A Convertible Preferred Stock) is converted into or exchanged for securities, cash, or other property, then, following any such reorganization, recapitalization, reclassification, consolidation, or merger, each share of Series A Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, or merger would have been entitled to receive pursuant to such transaction.

3.2.1.6.  Mandatory Conversion.

            (a) Upon the effective date of an amendment to the Articles of Incorporation amending Article 4 increasing the total number of authorized shares is 70,000,000 and increasing the number of authorized shares of Common Stock is 65,000,000 (the "Mandatory Conversion Date"), (i) all outstanding shares of Series A Convertible Preferred Stock shall be automatically converted into shares of Common Stock, at the Conversion Rate, (ii) such shares may not be reissued by the Corporation as shares of such series and (iii) all outstanding options and warrants to acquire Series A Convertible Preferred Stock shall be automatically converted into options and warrants to acquire shares of Common Stock, at the then effective Conversion Rate and the price per Share of Common Stock will be equal to the fraction in which the numerator is 1 and the denominator is Conversion Rate.

(b) All holders of record of shares of Series A Convertible Preferred Stock shall be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series A Convertible Preferred Stock pursuant to this Section 6. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent by first class or registered mail, postage prepaid, or given by electronic communication in compliance with the provisions of the Florida Business Corporation Act, to each record holder of Series A Convertible Preferred Stock. Upon receipt of such notice, each holder of shares of Series A Convertible Preferred Stock shall surrender his, her, or its certificate or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 6. On the Mandatory Conversion Date, all outstanding shares of Series A Convertible Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series A Convertible Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such Series A Convertible Preferred Stock has been converted, and payment of any declared but unpaid dividends thereon. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her, or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates for Series A Convertible Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her, or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in Section 6(b) in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(c) All certificates evidencing shares of Series A Convertible Preferred Stock that are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the Mandatory Conversion Date, be deemed to have been retired and cancelled and the shares of Series A Convertible Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. Such converted Series A Convertible Preferred Stock may not be reissued as shares of such Series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Convertible Preferred Stock accordingly.

(d) No fractional shares of Common Stock shall be issued upon conversion of the Series A Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, fractional share shall be rounded up to a whole share.

3.2.1.7.  Waiver. Any of the rights, powers, or preferences of the holders of Series A Convertible Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series A Convertible Preferred Stock then outstanding.

ARTICLE IV.

The principal office and mailing address of this Corporation is China Fire & Security Group, Inc. South Banbidian Industrial Park, Liqiao Township Shunyi District, Beijing 101304, People’s Republic of China. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

ARTICLE V

The number of directors may be either increased or decreased from time to time by the By-Laws but shall never be less than one.

ARTICLE VI

The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the By-laws of the Corporation, except as such power may be restricted or limited by Florida law.

ARTICLE VII

The Corporation shall indemnify, in the manner and to the fullest extent permitted by law, each person (or the estate of any such person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for herein shall be made only as authorized in the specific case upon a determination, in the manner provided by law, that indemnification of the director, officer, employee or agent is proper under the circumstances. The Corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability that may be asserted against such person. To the fullest extent permitted by law, the indemnification provided herein shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the fullest extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE VIII

This Corporation shall have perpetual existence.

ARTICLE IX

The Corporation expressly elects not to be governed by §607.0902 of the Florida Business Corporation Act, as it may be amended from time to time, relating to control share acquisitions.

ADOPTION OF AMENDMENTS

The amendment was approved by the shareholders. The number of votes cast for the amendments by the shareholders was sufficient for approval.

Brian Lin
Chief Executive Officer